FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements of Seanergy Maritime Holdings Corp. (the "Company") for the year ended December 31, 2015, which financial statements have been audited by Ernst & Young (Hellas) Certified Auditors-Accountants S.A., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Seanergy Maritime Holdings Corp.'s ability to continue as a going concern as described in Note 1d to the Consolidated Financial Statements) included herein.

Attached to this report on Form 6-K as Exhibit 99.2 is a consent of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., independent registered public accounting firm.

Attached to this report on Form 6-K as Exhibit 101 is the following financial information from the Company's Consolidated Financial Statements for the year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2015 and 2014; (ii) Consolidated Statements of Income/(Loss) for the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of  Stockholders' Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements.

This report and the exhibits hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-166697) filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of May 19, 2010, the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010 and the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC with an effective date of August 14, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: March 15, 2016
/s/ Stamatis Tsantanis
By: Stamatis Tsantanis Chief Executive Officer

EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	our ability to continue as a going concern;
•	our future operating or financial results;
•	our financial condition and liquidity, including our ability to pay amounts that we owe, obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	the number of newbuildings under construction in the drybulk shipping industry;
•	future, pending or recent acquisitions and disposition, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses;
•	the useful lives and changes in the value of our vessels and their impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	potential liability from future litigation and incidents involving our vessels;
•	damage to our vessels;
•	our ability to leverage the relationships and reputation in the drybulk shipping industry of our managers;
•	availability of crew, number of off-hire days, classification survey requirements and insurance costs;
•	global and regional economic and political conditions;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	acts of terrorism and other hostilities; and
•	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our most recent annual report on Form 20-F.
These factors are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the "Company", "we" or "our" include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

A.            Operating Results

Factors Affecting Our Results of Operations

We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities.  In March 2014, we completed our financial restructuring by the sale of our then existing fleet and cancelling of all our financial obligations, while in 2015 we acquired our fleet of eight drybulk carriers.

Due to economic conditions and operational difficulties, in 2013 we began our restructuring discussions and settlement agreements with each of our lenders under our prior loan facility agreements. On March 11, 2014, we completed our financial restructuring when our outstanding debt and accrued interest with the final lender under our prior loan facility agreements, Piraeus Bank, was discharged and the corporate guarantee provided by us was fully released.
On December 23, 2014, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel for $17.1 million. The acquisition was funded with proceeds from a senior secured loan, an unsecured convertible promissory note issued to our principal shareholder, who we refer to as our sponsor, and the sale of common stock to our sponsor. The vessel was delivered in March 2015.

On August 6, 2015, we entered into a purchase agreement with entities affiliated with our sponsor to acquire seven secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels for an aggregate purchase price of $183.4 million. The acquisitions were funded with proceeds from senior secured loans, a revolving convertible promissory note issued to our sponsor, and the sale of common stock to our sponsor. We took delivery of all seven vessels between September and December 2015.

On January 7, 2016, we effected a 1-for-5 reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

Fleet utilization excluding drydocking off-hire days. Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.

Drydocking.  We periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. The vessel owner is also responsible for each vessel's drydocking and intermediate and special survey costs.  Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions are paid by the vessel owner.

TCE.  Time charter equivalent or TCE rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;
•	voyage charter rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and direct voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	amount of debt obligations and restructuring of debt obligations; and
•	financing costs related to vessels indebtedness.

We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single voyages during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. All of our vessels in 2014 and 2015 operated in the spot charter market.

Results of Operations

Year ended December 31, 2015 as compared to year ended December 31, 2014

(In thousands of U.S. Dollars, except for share and per share data)

	Year ended December 31,		Change
	2015	2014	Amount	%
Revenues:
Vessel revenue, net	11,223	2,010	9,213	458%

Expenses:
Direct voyage expenses	(7,496)	(1,298)	(6,198)	478%
Vessel operating expenses	(5,639)	(1,006)	(4,633)	461%
Management fees	(336)	(122)	(214)	175%
General and administrative expenses	(2,874)	(3,296)	422	(13)%
Depreciation and amortization	(1,903)	(3)	(1,900)	63,333%
Gain on restructuring	-	85,563	85,563	(100)%
Loss on bad debts	(30)	(38)	8	(21)%
Operating (loss) / income	(7,055)	81,810	(88,865)	(109)%
Other income / (expense):
Interest and finance costs	(1,859)	(1,463)	(396)	27%
Other, net	(42)	1	(43)	(4,300)%
Total other expenses, net:	(1,901)	(1,462)	(439)	30%
Net (loss) / income	(8,956)	80,348	(89,304)	(111)%

Net (loss) income per common share, basic and diluted	(0.83)	30.06
Weighted average number of common shares outstanding, basic	10,773,404	2,672,945
Weighted average number of common shares outstanding, diluted	10,773,404	2,672,950

Vessel Revenue, Net - The increase was attributable to the increase in operating days.  We had 546 operating days in 2015 as compared to 142 operating days in 2014.  In accordance with our financial restructuring plan, our four remaining vessels were sold in March 2014. By comparison, in 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.

Direct Voyage Expenses - The increase was attributable to the increase in operating days.

Vessel Operating Expenses - The increase was attributable to the increase in operating days.

Management Fees - The increase was attributable to the increase in operating days.

Depreciation - The increase was attributable to our acquiring our fleet of eight drybulk carriers in 2015.  By comparison we effectively had no depreciation charges in 2014 for the four vessels we then owned until their disposal in March 2014, as those assets were classified as held for sale as of June 30, 2013, and thus the four vessels were no longer depreciated.

Gain on restructuring - In 2014 we recognized a gain of $85.6 million from the sale of our then four remaining vessels related to the loan facility agreement with Piraeus Bank.  We had no similar gain in 2015.

Interest and Finance Costs - The increase was primarily attributable to our five new loan agreements entered into 2015 for the acquisition of our new vessels as well as the two convertible promissory notes with our sponsor for general corporate purposes as well as to partially finance the acquisition of our new vessels.  The weighted average interest rate on our outstanding debt for the years ended 2015 and 2014 was approximately 3.6% and 4.9%, respectively.

Year ended December 31, 2014 as compared to year ended December 31, 2013

	Year ended December 31,		Change
	2014	2013	Amount	%
Revenues:
Vessel revenue, net	2,010	23,079	(21,069)	(91)%

Expenses:
Direct voyage expenses	(1,298)	(8,348)	7,050	(84)%
Vessel operating expenses	(1,006)	(11,086)	10,080	(91)%
Management fees	(122)	(937)	815	(87)%
General and administrative expenses	(3,296)	(4,378)	1,082	(25)%
Depreciation and amortization	(3)	(1,214)	1,211	(100)%
Impairment loss for vessels and deferred charges	-	(3,564)	3,564	(100)%
Gain on disposal of subsidiaries	-	25,719	(25,719)	(100)%
Gain on restructuring	85,563	-	85,563	-
Loss on bad debts	(38)	-	(38)	-
Operating income	81,810	19,271	62,539	325%
Other income / (expense):
Interest and finance costs	(1,463)	(8,389)	6,926	(83)%
Other, net	1	25	(24)	(96)%
Total other expenses, net:	(1,462)	(8,364)	6,902	(83)%
Net income	80,348	10,907	69,441	637%

Net income per common share, basic and diluted	30.06	4.56
Weighted average number of common shares outstanding, basic	2,672,945	2,391,628
Weighted average number of common shares outstanding, diluted	2,672,950	2,391,885

Vessel Revenue, Net - The decrease was attributable to the decrease in operating days.  We had 142 operating days in 2014 compared to 1,840 operating days in 2013.  This is as a result of the sale of our then four remaining vessels in March 2014 in accordance with our financial restructuring plan.

Direct Voyage Expenses - The decrease was attributable to the decrease in operating days.

Vessel Operating Expenses - The decrease was attributable to the decrease in operating days.

Management Fees - The decrease was attributable to the decrease in operating days.

General and Administrative Expenses -  The decrease is mainly attributable to expense cutting efforts initiated during 2012, the cost savings resulting from the restructuring of our Hong Kong office and the increased costs in 2013 associated with the debt restructuring as compared to 2014.

Depreciation - The decrease was attributable to the no depreciation charges in 2014 for the four vessels we then owned until their disposal in March 2014, as those assets were classified as held for sale as of June 30, 2013, and thus the four vessels were no longer depreciated.

Impairment Loss for Vessels and Deferred Charges –During 2013, we recorded an impairment loss of $0.9 million for a vessel that was sold in April 2013 and $10.7 million for two vessels which were measured at their fair values upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan. This was partially offset with the impairment remeasurement gain of $1.0 million relating to the vessels financed by United Overseas Bank Limited and the impairment remeasurement gain of $7.0 million of the two vessels by the Piraeus Bank loan facilities which were impaired as of June 30, 2013. We had no similar impairment in 2014.

Gain on disposal of subsidiaries - We recorded a gain of $25.7 million on the disposal of seven subsidiaries in 2013. In January 2013, we recognized a gain of $5.5 million from the sale of four subsidiaries related to the facility agreement with DVB Bank AG. In July 2013, we recognized a gain of $20.2 million from the sale of the three subsidiaries related to the facility agreement with United Overseas Bank Limited.  We had no similar gain in 2014.

Gain on restructuring - In 2014 we recognized a gain of $85.6 million from the sale of our then four remaining vessels related to the loan facility agreement with Piraeus Bank.  We had no similar gain in 2013.

Interest and Finance Costs - The was mainly attributable to lower loan debt balances in 2014 compared to those in 2013 as a result of our restructuring plan. In 2014, we closed on the delivery and settlement agreement with our remaining lender, Piraeus Bank, for the sale of our four remaining vessels. In exchange for the sale, approximately $145.6 million of outstanding debt and accrued interest were discharged. In 2013 we sold seven vessel owning subsidiaries, and in exchange for the sale, $69.8 million of outstanding debt, accrued interest and swap liabilities were discharged.  In addition to this, proceeds from a vessel sale in April 2013 were used to reduce outstanding debt. Total debt outstanding was $134.9 million at the end of 2013 and was discharged in 2014. The weighted average interest rate on our outstanding debt for the years ended December 31, 2014 and 2013 was approximately 4.9% and 4.4%, respectively.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable US GAAP measures.

	Year Ended December 31,
Fleet Data:	2015	2014	2013

Ownership days(1)	776	268	2,275
Available days(2)	724	268	2,218
Operating days(3)	598	142	1,840
Fleet utilization(4)	77%	53%	81%
Fleet utilization excluding drydocking off hire days (5)	83%	53%	83%

Average Daily Results:
TCE rate(6)	$6,232	$5,014	$8,006
Daily Vessel Operating Expenses(7)	$5,428	$3,754	$4,873

(1)	Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2015, the Company incurred 52 off-hire days for vessel surveys.
(3)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues. In the twelve months ended December 31, 2015, the company incurred 126 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.
(4)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.
(5)	Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(6)	TCE rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)
	2015	2014	2013

Net revenues from vessels*	$11,223	$2,010	$23,079
Voyage expenses	(7,496)	(1,298)	(8,348)
Net operating revenues	$3,727	$712	$14,731
Operating days	598	142	1,840
Daily time charter equivalent rate	$6,232	$5,014	$8,006

* Our TCE rate is calculated as the weighted average of the daily rate earned under time charter contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.
(7)	Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses before pre-delivery expenses by ownership days for the relevant time periods. We include daily vessel operating expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to daily vessel operating expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Year Ended December 31,
	2015	2014	2013

Vessel operating expenses	$5,639	$1,006	$11,086
Less: Pre-delivery expenses	(1,427)	-	-
Vessel operating expenses before pre-delivery expenses	4,212	1,006	11,086
Ownership days	776	268	2,275
Daily Vessel Operating Expenses	$5,428	$3,754	$4,873

Liquidity and Capital Resources

Our principal source of funds has been our operating cash flow, long-term borrowings from banks and our shareholders, and equity provided by the capital markets and our shareholders. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

As of December 31, 2015, we had cash and cash equivalents of $3.3 million, as compared to $2.9 million as of December 31, 2014.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2015, we had a working capital deficit of $1.0 million. Our working capital decreased primarily due to our new loan agreements entered into 2015.

As of December 31, 2015, we had total indebtedness of $178.5 million, excluding unamortized financing fees. Our total indebtedness increased due to our new loan agreements and convertible promissory notes entered into 2015 and described further below.

Since December 31, 2014, significant transactions impacting our liquidity and capital resources include:

We entered into five new loan agreements and drew an aggregate amount of $179 million under them as of December 31, 2015 in order to partially finance the acquisition of our new vessels.  Please see "Description of Indebtedness―Credit Facilities" below.

We entered into two convertible promissory notes with our sponsor for general corporate purposes as well as to partially finance the acquisition of our new vessels. As of December 31, 2015, we had drawn $15.8 million under the convertible promissory notes. Please see Please see "Description of Indebtedness―Convertible Promissory Notes" below.

We raised $13.8 million through the sale of 15,355,559 common shares to our sponsor and our Chief Executive Officer for general corporate purposes as well as to partially finance the acquisition of our new vessels.

Our cash flow projections indicate that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2016. We have relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also our major shareholder, for both vessel acquisitions and general corporate purposes during 2015 and for further funding during 2016. We also intend to apply additional measures to reduce potential cash flow shortfall if current drybulk charter rates remain at today's historical low levels. We have undertaken a cost-cutting initiative to decrease our daily vessel operating expenses. We are also exploring raising additional equity from both capital markets and private investors.

Given these facts we cannot provide any assurance that we will in fact operate our business profitably, generate sufficient revenue and operating cash flow.

Cash Flows

	Year ended December 31,
	2015	2014	2013
Cash Flow Data:
Net cash (used in) / provided by operating activities	(4,737)	(14,858)	1,030
Net cash (used in) / provided by investing activities	(201,684)	105,895	993
Net cash provided by / (used in) financing activities	206,852	(91,239)	(3,246)

Year ended December 31, 2015, as compared to year ended December 31, 2014

Operating Activities: Net cash used in operating activities amounted to $4.7 million in 2015, consisting of net loss after non-cash items of $6.6 million plus a decrease in working capital of $1.9 million. Net cash used in operating activities amounted to $14.9 million in 2014, consisting of net loss after non-cash items of $5.2 million less an increase in working capital of $9.7 million.

Investing Activities: The 2015 cash outflow resulted from the acquisition of eight vessels during the year. The 2014 cash inflow resulted from the sale of the then four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind the related credit facility.

Financing Activities: The 2015 cash inflow resulted from proceeds obtained from loan agreements, common stock issuance and issuance of convertible promissory notes for the acquisition of vessels. The 2014 cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.

Year ended December 31, 2014, as compared to year ended December 31, 2013
Operating Activities: Net cash used in operating activities amounted to $14.9 million in 2014, consisting of net loss after non-cash items of $5.2 million less an increase in working capital of $9.7 million. Net cash provided by operating activities amounted to $1.0 million in 2013, consisting of net loss after non-cash items of $8.9 million plus a decrease in working capital of $9.9 million.
Investing Activities: The 2014 cash inflow resulted from the sale of the then four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind the related credit facility.  The 2013 cash inflow resulted from proceeds of $4 million from the disposal of a vessel, offset by $3 million of cash paid and disposed of upon the disposal of the vessel owning subsidiaries financed by the DVB and the UOB loan facilities.

Financing Activities: The 2014 cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.  The 2013 cash outflow resulted from $5.2 million of principal repayments of our debt that was partially offset by the decrease of $2 million in restricted cash upon the disposal of the vessel owning subsidiaries financed by the DVB loan facility.

Description of Indebtedness

Credit Facilities

Alpha Bank Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. The facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments, the first four installments being $0.2 million each and the next sixteen quarterly installments being $0.25 million each, with a final balloon payment of $3.95 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement, corporate guarantee and technical and commercial managers' undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from June 30, 2018 a percentage ratio of net debt to total assets that does not exceed 75%, from June 30, 2018 a ratio of EBITDA to net interest expense that is not less than 2:1, and liquidity in a specified amount. In addition, from January 1, 2017 the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also places a restriction on our ability to distribute dividends to our shareholders, that is the amount of the dividends so declared shall not exceed 50% of Guarantor's net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Guarantor's Debt Service for the following eighteen-month period. As of December 31, 2015, $8.2 million was outstanding under the facility, excluding the unamortized financing fees.

HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. The facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020.  The borrowers under the facility are the two applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances, each advance comprised of two tranches.  On October 13, 2015, we drew the first advance of $27.6 million in order to the finance the acquisition of the Geniuship.  On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship.  The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, corporate guarantee, technical and commercial managers' undertaking, a shares security deed of the two borrowers' shares and a master agreement assignment.  The facility also imposes certain operating and financing covenants.  Certain of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell vessels without the consent of the relevant lenders.  Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from September 30, 2017 a percentage ratio of total liabilities to total assets that does not exceed 75%, commencing on September 30, 2017 a ratio of EBITDA to interest payments that is not less than 2:1, and liquidity in a specified amount. In addition, from September 30, 2017 the borrowers shall ensure that the market value of the vessels plus any additional security to total facility outstanding shall not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers post distribution of dividends is less than $3 million. The latter restriction applies not later than December 31, 2016. As of December 31, 2015, $44.4 million was outstanding under the facility, excluding the unamortized financing fees.

Unicredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with Unicredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship.  The facility bears interest at LIBOR plus a margin of between 2.75% and 3.20% and is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The borrowers under the facility are the three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp.  The facility was made available in three tranches.  On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership.  On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship.  On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers' undertaking, a shares security deed of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment.  The facility also imposes certain operating and financing covenants.  Certain of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders.  Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from September 30, 2017 a percentage ratio of total liabilities to total assets that does not exceed 75%, from September 30, 2017 a ratio of EBITDA to net interest expense that is not less than 2:1, and liquidity in a specified amount. In addition, from September 11, 2016 and from September 11, 2017 the borrowers shall ensure that the market value of the vessels plus any additional security and minimum liquidity to total facility outstanding shall not be less than 100% and 120%, respectively.  As of December 31, 2015, $52.7 million was outstanding under the facility, excluding the unamortized financing fees.

Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship.  The facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp.  The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement, corporate guarantee and technical and commercial managers' undertaking. The facility also imposes certain operating and financing covenants.  Certain of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis generally maintain from June 30, 2018 a percentage ratio of net debt to total assets that does not exceed 75%, from June 30, 2018 a ratio of EBITDA to net interest expense that is not less than 2:1, and liquidity in a specified amount. In addition, from January 1, 2018 the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%.  The facility also places a restriction on our ability to distribute dividends to our shareholders, that is the amount of the dividends so declared shall not exceed 50% of Guarantor's net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Guarantor's Debt Service for the following eighteen-month period.  As of December 31, 2015, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.

Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship.  The facility bears interest at LIBOR plus a margin of 2.50% and is repayable in fifteen consecutive quarterly instalments of $1.0 million each, commencing on June 30, 2017, with a final balloon payment of $24.6 million due on February 26, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a commercial manager undertaking and a technical manager undertaking.  The facility also imposes certain operating and financing covenants.  Certain of these covenants may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders.  Certain other covenants require ongoing compliance, including requirements that we maintain from January 1, 2018 a percentage ratio of total liabilities to total assets that does not exceed  75%, from January 1, 2018 a ratio of EBITDA to net interest expense that is not less than 2:1, and cash and cash equivalents in a specified amount. In addition, from February 1, 2017 the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 120%. As of December 31, 2015, $39.4 million was outstanding under the facility, excluding the unamortized financing fees.

Convertible Promissory Notes

On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three month LIBOR plus a margin of 5% with interest payable quarterly. The Company has the right to defer up to three consecutive installments to the balloon installment. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share.  The holder also received customary registration rights with respect to any shares received upon conversion of the note.  As of December 31, 2015, $3.8 million was outstanding under the note.

On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. We refer to this revolving convertible promissory note as the "Convertible Note."  Following four amendments to the Convertible Note between December 2015 and March 2016, the Applicable Limit was raised to $16.3 million. The Applicable Limit will be reduced by $2.5 million each year after the second year following the first drawdown. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The Convertible Note bears interest at three month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. The holder also received customary registration rights with respect to any shares received upon conversion of the Convertible Note.  As of December 31, 2015, $11.8 million was outstanding under the Convertible Note.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015 (in thousands of U.S. Dollars):

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt	$178,447	$950	$29,431	$99,804	$48,262
Convertible promissory notes	15,565	400	4,800	10,365	-
Interest expense - long term debt	32,386	6,897	13,539	10,556	1,394
Interest expense - convertible promissory notes	3,924	994	1,790	1,140	-
Total	$230,322	$9,241	$49,560	$121,865	$49,656

Capital Requirements

Capital expenditures relate to the routine drydocking of our vessels. The expected cost of the scheduled maintenance which will take place in 2016 is $1 million.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates
Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that we consider indicators of a potential impairment for our vessels. We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to our actual vessel operating expenses, assuming an average annual inflation rate of 2%. Fleet utilization excluding dry-docking off-hire days is determined by reference to the actual utilization rate of the Company's fleet in the recent years. We recorded a net impairment loss of $NIL, $NIL and $3.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, the Company changed that estimate to 25 years. This change increased depreciation expense by $0.3 million (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton (LWT). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, the Company revised the salvage value of its vessels. This change increased depreciation expense by $0.2 million (approximately $0.02 per share) for the year ended December 31, 2015.

Recent Accounting Pronouncements
Please refer to Note 2 of the consolidated financial statements included herein.

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. as of December 31, 2015 and 2014, and the related consolidated statements of income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the consolidated financial statements, the Company reports a working capital deficit and estimates that it may not be able to generate sufficient cash flow to meet its obligations and sustain its continuing operations for a reasonable period of time, that in turn raise substantial doubt about the Company's ability to continue as a going concern. Note 1d describes management's plans to address this issue. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
March 15, 2016
Athens, Greece

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2015 and 2014
 (In thousands of US Dollars, except for share and per share data)

	Notes	2015	2014
ASSETS
Current assets:
Cash and cash equivalents		3,304	2,873
Restricted cash		50	-
Accounts receivable trade, net		1,287	30
Inventories	5	2,980	-
Other current assets	6	657	304
Total current assets		8,278	3,207

Fixed assets:
Vessels, net	7	199,840	-
Office equipment, net		40	61
Total fixed assets		199,880	61

Other assets:
Deferred charges	2	1,194	-
TOTAL ASSETS		209,352	3,268

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	8	718	-
Current portion of convertible promissory notes	3	103	-
Trade accounts and other payables	9	5,979	264
Due to related parties	4	-	105
Accrued liabilities		2,296	223
Deferred revenue		154	-
Total current liabilities		9,250	592

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	8	176,787	-
Long-term portion of convertible promissory notes	3	31	-
Total liabilities		186,068	592

Commitments and contingencies	11	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2015 and 2014; 19,522,413 and 3,977,854 shares issued and outstanding as at December 31, 2015 and 2014, respectively	12	2	-
Additional paid-in capital	3	337,121	307,559
Accumulated deficit		(313,839)	(304,883)
Total Stockholders' equity		23,284	2,676
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		209,352	3,268

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income / (Loss)
For the years ended December 31, 2015, 2014 and 2013
(In thousands of US Dollars, except for share and per share data)

	Notes	2015	2014	2013
Revenues:
Vessel revenue		11,661	2,075	23,838
Commissions		(438)	(65)	(759)
Vessel revenue, net		11,223	2,010	23,079
Expenses:
Direct voyage expenses		(7,496)	(1,274)	(8,035)
Vessel operating expenses		(5,639)	(1,006)	(11,086)
Voyage expenses - related party	3	-	(24)	(313)
Management fees - related party	3	-	(122)	(743)
Management fees		(336)	-	(194)
General and administration expenses		(2,804)	(2,987)	(3,966)
General and administration expenses - related party	3	(70)	(309)	(412)
Loss on bad debts		(30)	(38)	-
Amortization of deferred dry-docking costs		(38)	-	(232)
Depreciation		(1,865)	(3)	(982)
Impairment loss for vessels and deferred charges	2	-	-	(3,564)
Gain on disposal of subsidiaries	1	-	-	25,719
Gain on restructuring	1	-	85,563	-
Operating (loss) / income		(7,055)	81,810	19,271
Other income / (expenses), net:
Interest and finance costs	13	(1,460)	(1,463)	(8,389)
Interest and finance costs - related party	3 & 13	(399)	-	-
Interest income		-	14	13
Loss on interest rate swaps		-	-	(8)
Foreign currency exchange (losses) / gains, net		(42)	(13)	19
Total other expenses, net		(1,901)	(1,462)	(8,365)
(Loss) / income before taxes		(8,956)	80,348	10,906
Income tax benefit		-	-	1
Net (loss) / income		(8,956)	80,348	10,907
Net (loss) / income per common share
Basic and diluted	14	(0.83)	30.06	4.56
Weighted average common shares outstanding
Basic	14	10,773,404	2,672,945	2,391,628
Diluted	14	10,773,404	2,672,950	2,391,885

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders Equity
For the years ended December 31, 2015, 2014 and 2013
 (In thousands of US Dollars, except for share data)

	Common stock				Total stockholders'
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	equity / (deficit)

Balance, January 1, 2013	2,391,856	-	294,520	(396,138)	(101,618)
Cancellation of equity incentive plan shares	(2)	-	-	-	-
Stock based compensation (Note 15)	-	-	15	-	15
Net income for the year ended December 31, 2013	-	-	-	10,907	10,907
Balance, December 31, 2013	2,391,854	-	294,535	(385,231)	(90,696)
Related parties liabilities released (Note 3)	-	-	9,819	-	9,819
Issuance of common stock (Note 12)	1,586,000	-	3,205	-	3,205
Net income for the year ended December 31, 2014	-	-	-	80,348	80,348
Balance, December 31, 2014	3,977,854	-	307,559	(304,883)	2,676
Issuance of common stock (Note 12)	15,355,559	2	13,819	-	13,821
Issuance of convertible promissory notes (Note 3)	-	-	15,765	-	15,765
Gain on extinguishment of convertible promissory notes (Note 3)	-	-	(200)	-	(200)
Stock based compensation (Note 15)	189,000	-	178	-	178
Net loss for the year ended December 31, 2015	-	-	-	(8,956)	(8,956)
Balance, December 31, 2015	19,522,413	2	337,121	(313,839)	23,284

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2014 and 2013
 (In thousands of US Dollars)

	2015	2014	2013
Cash flows from operating activities:
Net (loss) / income	(8,956)	80,348	10,907
Adjustments to reconcile net (loss) / income to net cash (used in) / provided by operating activities:
Depreciation	1,865	3	982
Amortization of deferred dry-docking costs	38	-	232
Amortization of deferred finance charges	72	-	1,090
Amortization of convertible promissory note beneficial conversion feature	334	-	-
Gain on extinguishment of convertible promissory notes	(200)	-	-
Stock based compensation	178	-	15
Loss on bad debt	30	38	-
Gain on restructuring	-	(85,563)	-
Impairment of vessels and deferred charges	-	-	3,564
Gain on disposal of subsidiaries	-	-	(25,719)
Change in fair value of financial instruments	-	-	8
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,287)	1,188	1,025
Inventories	(2,980)	61	(1,005)
Other current assets	(353)	661	1,113
Deferred charges	(1,232)	-	(1,041)
Other non-current assets	-	-	141
Trade accounts and other payables	5,715	(1,884)	(658)
Due to related parties	(105)	875	2,914
Accrued liabilities	1,990	(10,380)	7,147
Deferred revenue	154	(205)	315
Net cash (used in) / provided by operating activities	(4,737)	(14,858)	1,030
Cash flows from investing activities:
Acquisition of vessels	(201,684)	-	-
Net proceeds from sale of vessels	-	105,959	3,998
Additions to office furniture & equipment	-	(64)	-
Cash disposed of upon disposal of subsidiaries	-	-	(2,005)
Cash paid at subsidiary disposal	-	-	(1,000)
Net cash (used in) / provided by investing activities	(201,684)	105,895	993
Cash flows from financing activities:
Net proceeds from issuance of common stock	13,820	3,204	-
Proceeds from long term debt	179,047	-	-
Proceeds from convertible promissory notes	15,765	-	-
Payments of financing costs	(930)	-	-
Repayments of long term debt	(600)	(94,443)	(5,246)
Repayments of convertible promissory notes	(200)	-	-
Restricted cash (retained)/released	(50)	-	2,000
Net cash provided by / (used in) financing activities	206,852	(91,239)	(3,246)
Net increase / (decrease) in cash and cash equivalents	431	(202)	(1,223)
Cash and cash equivalents at beginning of period	2,873	3,075	4,298
Cash and cash equivalents at end of period	3,304	2,873	3,075
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	855	10,557	-

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.

On January 8, 2016, the Company effected a one-to-five reverse stock split on its issued and outstanding common stock (Note 16). In connection with the reverse stock split 181 fractional shares were issued. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").

a.	Disposal of Subsidiaries:

On January 29, 2013, Maritime Capital Shipping Limited ("MCS"), a wholly owned subsidiary of the Company, sold its 100% ownership interest in the four subsidiaries that owned the Handysize dry bulk carriers Fiesta, Pacific Fantasy, Pacific Fighter and Clipper Freeway. During the year ended December 31, 2013, the Company recognized a gain from the sale of the four MCS subsidiaries, of $5,538.

On July 19, 2013, MCS sold its 100% ownership interest in the three subsidiaries that owned the Handysize dry bulk carriers African Joy, African Glory and Asian Grace. During the year ended December 31, 2013, the Company recognized a gain from the sale of the three MCS subsidiaries of $20,181.

b.	Disposal of Vessels:

On March 11, 2014, the Company closed on its delivery and settlement agreement with its then remaining lender, Piraeus Bank, for the sale of its then four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provided a corporate guarantee for these facilities. The four vessels were the dry bulk carriers M/V Bremen Max, M/V Hamburg Max, M/V Davakis G. and M/V Delos Ranger. In exchange for the sale, approximately $145,597 of outstanding debt and accrued interest were discharged and the Company's guarantee was fully released.

For the year ended December 31, 2014, the Company recognized a gain from the sale of the four remaining vessels under the facility agreements with Piraeus Bank of $85,563.

c.	Vessels Acquisitions:

On December 23, 2014 the Company entered into an agreement with an unaffiliated third party for the purchase of a second hand Capesize vessel, the 2001, 171,199 DWT vessel M/V Leadership. The acquisition was funded by secured senior bank debt, as well as financing by one of the Company's major shareholders. The transaction was approved by the Board of Directors. The vessel was delivered on March 19, 2015 (Note 7).

On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company's major shareholder to acquire seven secondhand dry bulk vessels (Notes 3 and 7).

d.	Going Concern:

The Company acquired eight vessels in 2015 in accordance with its business plan to grow the fleet on a sustainable basis.

As of December 31, 2015, the Company was in compliance with all its financial covenants and asset coverage ratios contained in its debt agreements. Most financial covenants and asset coverage ratios will be tested commencing in 2017. Scheduled debt installment payments for 2016 amount to only $1,000, related to the Alpha Bank AE facility associated with the vessel Leadership. For the other facility agreements, debt repayments will commence in 2017 at the earliest.

Given the current drybulk charter rates, the Company's cash flow projections indicate that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2016.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

The Company has relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company's major shareholder, for both vessel acquisitions and general corporate purposes during 2015 and for further funding during 2016.

The Company also intends to apply additional measures to reduce potential cash flow shortfall if current drybulk charter rates remain at today's historical low levels. The Company has undertaken a cost-cutting initiative to decrease its daily vessel operating expenses. The Company is also exploring raising additional equity from both capital markets and private investors.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

e.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2015 are as follows:

Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Seanergy Management Corp.(1) (3)	Marshall Islands	May 9, 2008	N/A	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	September 16, 2014	Gloriuship	November 3, 2015	N/A	HSH Nordbank AG
Sea Genius Shipping Co.(1)	Marshall Islands	September 16, 2014	Geniuship	October 13, 2015	N/A	HSH Nordbank AG
Leader Shipping Co.(1)	Marshall Islands	January 15, 2015	Leadership	March 19, 2015	N/A	Alpha Bank A.E.
Premier Marine Co.(1)	Marshall Islands	July 9, 2015	Premiership	September 11, 2015	N/A	UniCredit Bank AG
Gladiator Shipping Co.(1)	Marshall Islands	July 9, 2015	Gladiatorship	September 29, 2015	N/A	UniCredit Bank AG
Guardian Shipping Co.(1)	Marshall Islands	July 9, 2015	Guardianship	October 21, 2015	N/A	UniCredit Bank AG
Champion Ocean Navigation Co.(1)	Liberia	August 6, 2015	Championship	December 7, 2015	N/A	Natixis
Squire Ocean Navigation Co.(1)	Liberia	August 6, 2015	Squireship	November 10, 2015	N/A	Alpha Bank A.E.
Pembroke Chartering Services Limited (4)	Malta	December 2, 2015	N/A	N/A	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008	March 6, 2014	Piraeus Bank
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008	March 11, 2014	Piraeus Bank
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008	April 10, 2013	Piraeus Bank
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008	March 7, 2014	Piraeus Bank
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008	March 10, 2014	Piraeus Bank
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008	February 15, 2012	Piraeus Bank
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	May 21, 2010	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	June 16, 2006	N/A	May 21, 2010	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010	December 4, 2012	HSBC
Maritime Grace Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010	October 15, 2012	HSBC
Atlantic Grace Shipping Limited (5)	British Virgin Islands	October 9, 2007	N/A	May 21, 2010	N/A	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by MCS
(3) Management company
(4) Chartering services company
(5) Dormant company

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

(a)	Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy through direct or indirect ownership retains the majority of voting interest. In addition, Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets, and a gain or loss is recognized. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.

A parent company deconsolidates a subsidiary or derecognizes a group of assets when that parent company no longer controls the subsidiary or group of assets specified in ASC 810-10-40-3A. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The Financial Accounting Standards Board ("FASB") concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels impairment and determination of goodwill impairment.

(c)	Foreign Currency Translation
Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company's books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of income/(loss).

(d)	Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. Customers individually accounting for more than 10% of the Company's revenues during the years ended December 31, 2015, 2014 and 2013 were:

Customer	2015	2014	2013
A	47%	-	-
B	15%	-	-
C	12%	-	-
D	10%	-	-
E	-	59%	18%
F	-	29%	-
G	-	-	16%
H	-	-	12%
I	-	-	10%
Total	84%	88%	56%

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(e)	Cash and Cash Equivalents

Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

(f)	Accounts Receivable Trade, Net

Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2015 and 2014 amounted to $43 and $13, respectively.

(g)	Inventories

Inventories consist of lubricants and bunkers which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(h)	Insurance Claims

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors' and officers' liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management's expectations as to their collection dates.

(i)	Vessels

Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel's initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized, when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

(j)	Vessel Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, the Company changed that estimate to 25 years. This change increased depreciation expense by $289 (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, the Company revised the salvage value of its vessels. This change increased depreciation expense by $235 (approximately $0.02 per share) for the year ended December 31, 2015.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(k)	Impairment of Long-Lived Assets (Vessels)

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The current conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment for its vessels.

The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of 2-year forward freight agreements and the median of the trailing 10-year historical charter rates available for each type of vessel) adjusted for brokerage commissions and expected outflows for scheduled vessels' maintenance. The undiscounted projected operating cash outflows are determined by reference to the Company's actual vessel operating expenses, assuming an average annual inflation rate of 2%. Fleet utilization excluding dry-docking off-hire days is determined by reference to the actual utilization rate of the Company's fleet in the recent years.

The Company recorded net impairment loss of $NIL, $ NIL and $3,564 for the years ended December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2013, the Company recorded an impairment loss of $867 for the vessel African Oryx that was sold on April 10, 2013 and $10,697 for the vessels Davakis G. and Delos Ranger, which were measured at their fair values, upon classification of the vessels financed by the Piraeus Bank loan facilities to current assets as of June 30, 2013, as per the Company's restructuring plan. This was partially offset with the impairment re measurement of $1,000 relating to the UOB vessels, and the impairment re measurement of $7,000 of Davakis G. and Delos Ranger as of December 31, 2013. The impairment loss was measured as the amount by which the carrying amount of the vessel exceeded its fair value less cost to sell, which was determined using the valuation derived from market data available at December 31, 2013.

(l)	Office equipment, net

Equipment consists of computer software and hardware. The useful life of the computer software and hardware is 3 years. Depreciation is calculated on a straight-line basis.

(m)	Dry-Docking and Special Survey Costs

The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. In 2015, the Company changed the presentation of dry-docking and special survey costs on its consolidated statement of cash flows. Payments for dry-docking, shown as an adjustment to reconcile net income / (loss) to net cash provided by / (used in) operating activities was eliminated, and a new line "Deferred charges" under Changes in operating assets and liabilities was added to show gross additions for dry-docking and special survey costs.

(n)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(o)	Revenue Recognition

Voyage revenues are generated from time charters, bareboat charters and voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Some of the time charters also include profit sharing provisions, under which additional revenue can be realized in the event the spot rates are higher than the base rates under the time charters. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance. Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo.

Time charter revenue, including bareboat hire, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel's off hire days due to major repairs, dry dockings or special or intermediate surveys. Voyage charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. A voyage is deemed to commence upon signing the charter party or completion of previous voyage, whichever is later, and is deemed to end upon the completion of the discharge of the delivered cargo.

Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.

(p)	Commissions

Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to third parties are included in Direct voyage expenses.

(q)	Vessel Voyage Expenses

Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses.

(r)	Repairs and Maintenance

All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses.

(s)	Financing Costs

Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made.

Following the early adoption of Accounting Standards Update ("ASU") 2015-03 "Interest – Imputation of Interest" to simplify the presentation of debt issuance costs, effective December 31, 2015, the Company presents unamortized deferred financing costs as a reduction of long term debt in the accompanying balance sheets. There was no retrospective effect as the Company had neither debt nor debt issuance costs at December 31, 2014.

(t)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized, when applicable, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administration expenses.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year.

Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros during 2012-2015 according to a tax bill passed in 2013 under the laws of the Republic of Greece. The tax bill was retroactive to 2012. The contribution to be paid in 2016 by Seanergy Management for 2015 is estimated at approximately $32.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

The Company and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2015 taxable year, and the Company takes this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption in future years and thereby become subject to United States federal income tax on its United States source income such as if, for a particular taxable year, other shareholders with a five percent or greater interest in the Company's stock were, in combination with the Company's existing 5% shareholders, to own 50% or more of the Company's outstanding shares of its stock on more than half the days during the taxable year.

The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. The Company has assessed that it satisfies the Publicly-Traded Test and all of its United States source shipping income is exempt from U.S. federal income tax for the years ended December 31, 2015, 2014, and 2013. Based on its U.S. source Shipping Income for 2015, 2014 and 2013, the Company would be subject to U.S. federal income tax of approximately $NIL, $NIL and $25, respectively, in the absence of an exemption under Section 883.

(u)	Stock-based Compensation

Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services. The Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period.

(v)	Earnings (Losses) per Share

Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy's shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

(w)	Segment Reporting

Seanergy reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, Seanergy has determined that it operates under one reportable segment. Furthermore, when Seanergy charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.

(x)	Financial Instruments

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company was party to interest swap agreements where it received a floating interest rate and paid a fixed interest rate for a certain period in exchange. These contracts did not qualify for hedge accounting and as such changes in their fair values were reported to earnings. The fair value of those agreements equated to the amount that would be paid by the Company if the agreements were cancelled at the reporting date, taking into account current interest rates.

(y) Fair Value Measurements

The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(z) Troubled Debt Restructurings

A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.

The Company, when issuing or otherwise granting an equity interest to a lender or creditor to settle fully a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are charged to expense as incurred.

(aa) Convertible Promissory Notes and related Beneficial Conversion Features

The convertible promissory notes are accounted in accordance with ASC 470-20 "Debt with Conversion and Other Options." The terms of each convertible promissory note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features ("BCF") pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 "Derivatives and Hedging" or separately accounted for under the cash conversion literature of ASC 470-20 "Debt, Debt with Conversion and Other Options".

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

Accounting for an embedded BCF in a convertible instrument requires that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective yield method. If the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

(ab) Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). The FASB and the International Accounting Standards Board ("IASB") jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company's financial position and performance. In August 2015, the FASB issued ASU No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", which defers the effective date of ASU 2014-09 ("Revenue from Contracts with Customers (Topic 606)")" for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Presently, the Company is assessing what effect the adoption of these ASUs will have on its financial statements and accompanying notes.

In August 2014, the FASB issued ASU 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Management is in the process of assessing the impact of the new standard on the Company's consolidated financial position and performance.

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810) - Amendments to the Consolidation Analysis", which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory". Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this update require an entity to measure inventory within the scope of this update at the lower of cost and net realizable value.  For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period.  While the Company has not yet adopted this ASU, its adoption is not expected to have a material effect on the Company's financial statements and accompanying notes.

In August 2015, the FASB issued ASU 2015-15 "Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update)" to add to the FASB's Accounting Standards Codification SEC staff guidance that the SEC staff will not object to an entity presenting the costs of securing line-of-credit arrangements as an asset, regardless of whether there are any outstanding borrowings. This updated does not have any effect on the Company's financial statements and accompanying notes presented herein.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. Management is in the process of assessing the impact of the new standard on the Company's consolidated financial position and performance.

3.	Transactions with Related Parties:

a.            Release from related parties liabilities:

On March 5, 2014, the Company entered into an agreement with Enterprises Shipping and Trading SA ("EST") and Safbulk Pty Ltd ("Safbulk Pty"), both affiliates, in exchange of a full and complete release of all their claims upon the completion of the delivery of the then last four remaining vessels and settlement agreement with Piraeus Bank.  The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,819 were released and recorded in additional paid-in capital.

b.            Convertible Promissory Notes:

On March 12, 2015 ("commitment date"), the Company issued an unsecured convertible promissory note of $4,000 to Jelco for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. The Company has the right to defer up to three consecutive installments to the balloon installment.

The Company accounted for the issuance of the convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. The Company has paid the first installment as of December 31, 2015, with the entire payment recorded as a reduction to Additional paid-in capital. The gain or loss on the extinguishment of the convertible debt instrument is the difference between the carrying amount and the consideration allocated to the debt instrument. The partial extinguishment of debt as a result of the payment is being shown as a gain on extinguishment (Note 13).

The movement of the debt and equity during the year ended December 31, 2015 is presented below:

December 31, 2015
Debt
Convertible promissory notes	4,000
Debt discount	(4,000)
Amortization of debt discount (Note 13)	303
Partial extinguishment of debt	(200)
Balance convertible promissory note	103
Short term portion	103
Long term portion	-

Additional paid-in capital
Intrinsic value of BCF	4,000
Consideration allocated to repurchase BCF	(200)
Balance of intrinsic value of BCF	3,800

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On September 7, 2015 ("commitment date"), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the "Applicable Limit") to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit is reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. On December 1, 2015, the unsecured revolving convertible promissory note was amended, increasing the maximum principal amount available to be drawn to $9,765. On December 14, 2015, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $11,765, while also increasing the amount by which the Applicable Limit will be reduced from $1,000 to $2,000. The Company has drawn down the entire $11,765 as of December 31, 2015.

The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.

The movement of the debt and equity during the year ended December 31, 2015 is presented below:

December 31, 2015
Debt
Convertible promissory notes	11,765
Debt discount	(11,765)
Amortization of debt discount (Note 13)	31
Balance convertible promissory note	31
Short term portion	-
Long term portion	31

Additional paid-in capital
Intrinsic value of BCF	11,765
Balance of intrinsic value of BCF	11,765

c.            Vessel Acquisitions:

On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company's major shareholders to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels. The acquisition cost of the vessels was funded by senior secured loans, a shareholder's revolving convertible promissory note by Jelco and equity injections by Jelco. The transaction was completed on December 7, 2015, with the delivery of the last vessel. The transactions were approved by the independent committee of the Company's Board of Directors and the Company's Board of Directors. Below is a list of the vessels under the purchase agreement:

Vessel name	Date of Delivery	Vessel Class	DWT	Year Built
Premiership	September 11, 2015	Capesize	170,024	2010
Gladiatorship	September 29, 2015	Supramax	56,819	2010
Geniuship	October 13, 2015	Capesize	170,057	2010
Guardianship	October 21, 2015	Supramax	56,884	2011
Gloriuship	November 3, 2015	Capesize	171,314	2004
Squireship	November 10, 2015	Capesize	170,018	2010
Championship	December 7, 2015	Capesize	179,238	2011

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

d.            Technical Management Agreement:

A management agreement had been signed between the Company and EST for the provision of technical management services relating to certain vessels previously owned by Seanergy. The fixed daily fee per vessel for the years ended December 31, 2014 and 2013, was $0.45. The technical management agreement was automatically terminated with the sale of Seanergy's fleet in March 2014 and EST has released the Company from all its claims relating thereto.

The related expense for the years ended December 31, 2015, 2014 and 2013, amounted to $NIL, $122 and $743, respectively, and is included under management fees - related party.

e.            Brokerage Agreement:

Under the terms of the brokerage agreements, Safbulk Pty and Safbulk Maritime S.A., both affiliates, together referred to as "Safbulk," provided commercial brokerage services for certain vessels previously owned under the Company's fleet in accordance with the instructions of Seanergy Management. Safbulk was entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts were collected. The brokerage agreements were automatically terminated with the sale of Seanergy's fleet in March 2014 and Safbulk has released the Company from all its claims relating thereto.

The fees charged by Safbulk amounted to $NIL, $24 and $313 for the years ended December 31, 2015, 2014 and 2013, respectively, and are separately reflected as voyage expenses — related party.

f.            Property Lease Agreement:

Until March 15, 2015, the Company's executive offices were at premises leased from Waterfront S.A., a company affiliated with a member of the Restis family. On March 16, 2015, the Company relocated its executive offices to premises owned by an unaffiliated third party. A three month rent guarantee of $55 is included in other current assets at December 31, 2014.

The rent charged by Waterfront S.A. for the years ended December 31, 2015, 2014 and 2013, amounted to $70, $309 and $412, respectively, and is included under general and administration expenses - related party.

4.	Due to Related Parties:

As of December 31, 2015, due to related parties was $NIL. As of December 31, 2014, due to related parties of $105 consists of liabilities to Waterfront S.A. for common expenses for the leasehold property.

5.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	December 31, 2014
Lubricants	739	-
Bunkers	2,241	-
Total	2,980	-

6.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	December 31, 2014

Prepaid expenses	476	78
Insurance claims	14	22
Other	167	204
Total	657	304

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

7.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	December 31, 2014
Cost:
Beginning balance	-	-
- Additions	201,684	-
Ending balance	201,684	-

Accumulated depreciation:
Beginning balance	-	-
- Additions	(1,844)	-
Ending balance	(1,844)	-

Net book value	199,840	-

On March 19, 2015, the Company acquired the 2001 Capesize, 171,199 DWT vessel M/V Leadership from an unaffiliated party, for a net purchase price of $17,127, of which $8,750 was financed through a loan with Alpha Bank A.E., $3,827 was financed through a shareholder's convertible promissory note by Jelco and $4,550 was financed through an equity injection on March 18, 2015 by Jelco in exchange for the issuance of 5,000,100 newly issuance shares of common stock.

On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company's major shareholder to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels. These seven vessels were acquired as follows:

•	On September 11, 2015, the Company acquired the vessel M/V Premiership for a purchase price of $29,951, of which $25,420 was financed through a loan with UniCredit Bank AG, $1,030 was financed through a shareholder's revolving convertible promissory note by Jelco and $3,501 was financed through an equity injection on September 11, 2015 by Jelco in exchange for the issuance of 3,889,980 newly issuance shares of common stock.

•	On September 29, 2015, the Company acquired the vessel M/V Gladiatorship for a purchase price of $16,336, of which approximately $13,643 was financed through a loan with UniCredit Bank AG, $303 was financed through a shareholder's revolving convertible promissory note by Jelco and $2,390 was financed through an equity injection on September 29, 2015 by Jelco in exchange for the issuance of 2,655,740 newly issuance shares of common stock.

•	On October 13, 2015, the Company acquired the vessel M/V Geniuship for a purchase price of $27,597, which was financed through a loan with HSH Nordbank AG.

•	On October 21, 2015, the Company acquired the vessel M/V Guardianship for a purchase price of $17,168, of which approximately $13,642 was financed through a loan with UniCredit Bank AG, $397 was financed through a shareholder's revolving convertible promissory note by Jelco and $3,129 was financed through an equity injection on October 21, 2015 by Jelco in exchange for the issuance of 3,476,520 newly issuance shares of common stock.

•	On November 3, 2015, the Company acquired the vessel M/V Gloriuship for a purchase price of $16,833, which was financed through a loan with HSH Nordbank AG.

•	On November 10, 2015, the Company acquired the vessel M/V Squireship for a purchase price of $34,922, of which $33,750 was financed through a loan with Alpha Bank A.E. and $1,172 was financed through a shareholder's revolving convertible promissory note by Jelco.

•	On December 7, 2015, the Company acquired the vessel M/V Championship for a purchase price of $41,750, of which $39,412 was financed through a loan with Natixis and $2,338 was financed through a shareholder's revolving convertible promissory note by Jelco.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

All vessels are mortgaged to secured loans (Note 8).

8.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	December 31, 2014
Secured loan facilities	178,447	-
Less: Deferred financing costs	(942)	-
Total	177,505	-
Less - current portion	(718)	-
Long-term portion	176,787	-

Secured credit facilities

On March 6, 2015, as amended, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. On March 17, 2015, the Company drew down the $8,750. The loan is repayable in twenty consecutive quarterly installments, the first four installments being $200 each and the next sixteen quarterly installments being $250 each, along with a balloon installment of $3,950 payable on the final maturity date, March 17, 2020. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first three installments as of December 31, 2015.

On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan was available in two advances, each advance comprised of two tranches. On October 13, 2015, the Company drew the first advance of $27,597 in order to finance the acquisition of the M/V Geniuship. On November 3, 2015, the Company drew the second advance of $16,833 in order to finance the acquisition of the M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments being approximately $1,049 each, commencing on September 30, 2017, along with a balloon installment of $31,837 payable on the final maturity date, June 30, 2020. The loan bears interest of Libor plus margins between 3.25% and 3.6% with quarterly interest payments. The loan facility is secured by a first priority mortgage over the two vessels.

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available in three tranches to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. On September 11, 2015, the Company drew the first tranche of $25,420 in order to partly finance the acquisition of the M/V Premiership. On September 29, 2015, the Company drew the second tranche of $13,643 in order to partly finance the acquisition of the M/V Gladiatorship. On October 21, 2015, the Company drew the third tranche of $13,642 in order to partly finance the acquisition of the M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of Libor plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan bore a commitment fee of 1.00% calculated on the balance of the undrawn loan amount and amounted to $22. The loan is secured by a first priority mortgage over the three vessels.

On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of Libor plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan is repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bears interest of Libor plus a margin of 2.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel.

All of the above five facilities are guaranteed by Seanergy Maritime Holdings Corp., the Corporate Guarantor.

The annual principal payments required to be made after December 31, 2015 are as follows:

Year ended December 31,	Amount
2016	950
2017	10,710
2018	18,721
2019	18,721
2020	81,083
Thereafter	48,262
Total	178,447

9.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	December 31, 2014
Creditors	5,710	184
Insurances	162	3
Other	107	77
Total	5,979	264

10.	Financial Instruments:

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Interest Rate Risk

Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2015 and 2014 represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets, trade accounts and other payables and due to related parties: the carrying amounts approximate fair value because of the short maturity of these instruments.

b.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.

11.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

12.	Capital Structure:

(a)  Common Stock

On June 24, 2014, the Company had entered into a share purchase agreement under which the Company sold 378,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with certain members of the Restis family, for $1,134. The common shares were sold at a price of $3.00 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model. On June 27, 2014, the Company completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on June 27, 2014.

On September 29, 2014, the Company had entered into a share purchase agreement under which the Company sold 320,000 of its common shares to Plaza Shipholding Corp. and Comet Shipholding Inc., companies affiliated with certain members of the Restis family, for $960. The common shares were sold at a price of $3.00 per share. The Company's Board of Directors obtained an updated fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange and with an additional option value to existing shareholders upon the consummation of the Asset Contribution calculated from the Black-Scholes options pricing model.  On September 30, 2014, the Company completed the equity injection plan with the two abovementioned entities. The shares to the two entities were issued on September 30, 2014.

On December 19, 2014, the Company had entered into a share purchase agreement under which the Company sold 888,000 of its common shares to Jelco for $1,110. The common shares were sold at a price of $1.25 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using a build-up method, combining the Company's net asset value with the cost that a private company would incur to be listed on a U.S. stock exchange. On December 30, 2014, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on December 30, 2014.

On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 5,000,100 of its common shares to Jelco for $4,500. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on March 18, 2015.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 333,400 of its common shares to its Chief Executive Officer, or CEO, for $300. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the CEO were issued on March 18, 2015. The funds were contributed for general corporate purposes.

On September 7, 2015, the Company entered into a share purchase agreement under which the Company sold 10,022,240 of its common shares in three tranches to Jelco for $9,020. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the capital market multiples and the discounted cash flow methods. On September 11, 2015, the first tranche of $3,501 was contributed in exchange for 3,889,980 common shares of the Company, which were issued on September 11, 2015. On September 29, 2015, the second tranche of $2,390 was contributed in exchange for 2,655,740 common shares of the Company, which were issued on September 29, 2015. On October 21, 2015, the third tranche of $3,129 was contributed in exchange for 3,476,520 common shares of the Company, which shares were issued on October 21, 2015. The transaction was approved by an independent committee of the Company's Board of Directors.

The purchasers of all above issued shares have received customary registration rights.

(b) Warrants and Unit Purchase Option

In connection with the public offering of January 28, 2010, the Company granted 1,041,667 warrants with an exercise price of $19.80 each on February 3, 2010 and on March 19, 2010, Seanergy granted 97,250 additional warrants. The fair value of these warrants amounted to $1,053. The warrants were exercisable beginning on August 3, 2010 and expired on January 28, 2015. No expenses were recorded in connection with these warrants which were classified in equity.

Following the Company's reverse stock split in June 2011, with respect to the warrants from the Company's 2010 secondary offering, as a result of the reverse stock split, each warrant reflected an increase in the per share exercise price and a decrease in the number of warrant shares at the same proportion as the reverse stock split. Accordingly, each warrant was exercisable for one-fifteenth of a share, following the reverse stock split at an exercise price of $19.80 for each such warrant share.

As of December 31, 2015 and 2014, the Company had outstanding underwriters' warrants exercisable to purchase an aggregate of approximately NIL and 15,185 shares of Seanergy's common stock, respectively.

(c) Preferred Stock

As of December 31, 2015 and 2014, no shares of preferred stock have been issued.

(d) Dividends

The declaration and payment of any dividend is subject to the discretion of Seanergy's board of directors and is dependent upon its earnings, financial condition, cash requirements and availability and restrictions in any applicable loan agreements. No dividends were declared for the years ended December 31, 2015, 2014 and 2013.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

13.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Year ended December 31
	2015	2014	2013
Interest on long-term debt	1,353	811	5,075
Interest on revolving credit facility	-	396	2,144
Amortization of debt issuance costs	72	-	1,090
Arrangement fees on undrawn facilities	-	246	-
Other	35	10	80
Total	1,460	1,463	8,389

 Interest and finance costs-related party are analyzed as follows:

	Year ended December 31
	2015	2014	2013
Convertible notes interest expense	265	-	-
Convertible notes amortization of debt discount	334	-	-
Gain on extinguishment of convertible notes	(200)	-	-
Total	399	-	-

14.	Earnings per Share:

The calculation of net earnings per common share is summarized below:

	For the years ended December 31
	2015	2014	2013
Basic:
Net (loss) / income	(8,956)	80,348	10,907

Weighted average common shares outstanding – basic	10,773,404	2,672,945	2,391,628
Net (loss) / income per common share – basic	$(0.83)	$30.06	$4.56

Diluted:
Net (loss) / income	(8,956)	80,348	10,907

Weighted average common shares outstanding – basic	10,773,404	2,672,945	2,391,628
Non-vested equity incentive shares	-	5	227
Weighted average common shares outstanding – diluted	10,773,404	2,672,950	2,391,885

Net (loss) / income per common share – diluted	$(0.83)	$30.06	$4.56

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2015, 2014 and 2013, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

	2015	2014	2013
Non-vested equity incentive plan shares (Note 15)	152,000	-	-
Convertible promissory note shares (Note 3)	17,294,444	-	-
Private shares under warrants (Note 12)	-	15,185	15,185
Total	17,446,444	15,185	15,185

15.	Equity Incentive Plan:

On January 12, 2011, the Board adopted the Seanergy Maritime Holdings Corp. 2011 Equity Incentive Plan ("Plan"). A total of 8,750,000 shares of common stock were reserved for issuance under the Plan, which is administered by the Compensation Committee of the Board of Directors. Under the Plan, officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock and restricted stock units at the discretion of the Compensation Committee. In May 2012, the total number of shares originally reserved under the Plan was adjusted to 583,334 shares to reflect the one-for-fifteen reverse stock split of June 24, 2011.

On February 16, 2011, the Compensation Committee granted an aggregate of 666 restricted shares of common stock, pursuant to the Plan. Of the total 666 shares issued, 533 shares were granted to Seanergy's two executive directors and the other 133 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $66.40 and was expensed over three years. All the shares vested proportionally over a period of three years, commencing on January 10, 2012. 223 shares vested on January 10, 2012, 222 shares vested on January 10, 2013 and 219 shares vested on January 10, 2014.

On July 2, 2015, the total number of shares originally reserved under the Plan was increased to 856,667.

On October 1, 2015, the Compensation Committee granted an aggregate of 189,000 restricted shares of common stock, pursuant to the Plan. Of the total 189,000 shares issued, 36,000 shares were granted to Seanergy's board of directors and the other 153,000 shares were granted to certain of Seanergy's other employees. The fair value of each share on the grant date was $3.70 and will be expensed over three years. The shares to Seanergy's board of directors will vest over a period of two years commencing on October 1, 2017. On October 1, 2015, 12,000 shares vested, 12,000 shares will vest on October 1, 2016 and 12,000 shares will vest on October 1, 2017. All the other shares granted to certain of Seanergy's other employees will vest over a period of three years, commencing on October 1, 2015. On October 1, 2015, 25,000 shares vested, 33,000 shares will vest on October 1, 2016, 44,000 shares will vest on October 1, 2017 and 51,000 shares will vest on October 1, 2018.

The related expense for the years ended December 31, 2015, 2014 and 2013, amounted to $178, $NIL and $15, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares as of December 31, 2015 and 2014 amounted to $521 and $NIL, respectively.

On January 8, 2016, we effected a one-for-five reverse stock split of our issued common stock (Note 16). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by our Board of Directors. The reverse stock split did not change the authorized number of shares or par value of our common stock or preferred stock, but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under our Plan. All applicable outstanding equity awards discussed above have been adjusted retroactively for the one-for-five reverse stock split.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

16.	Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.

a)
On January 8, 2016, the Company's common stock began trading on a split-adjusted basis, following a December 22, 2015 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-five. There was no change in the number of authorized shares or the par value of the Company's common stock.

b)
On January 27, 2016, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $13,765. On January 29, 2016, the Company drew down the additional undrawn balance of $2,000.

c)	On January 27, 2016 the Company received a letter from The Nasdaq Stock Market confirming that it has regained compliance with the minimum bid price requirement.
d)
On March 7, 2016, the unsecured revolving convertible promissory note was further amended, increasing the maximum principal amount available to be drawn to $16,265, while also increasing the amount by which the Applicable Limit will be reduced from $2,000 to $2,500. On March 8, 2016, the Company drew down the additional undrawn balance of $2,500.

Exhibit 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

•            the registration statement on Form F-3 (File No. 333-166697) of Seanergy Maritime Holdings Corp. (the "Company") filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of May 19, 2010,
•            the Company's registration statement on Form F-3 (File No. 333-169813) filed with the SEC with an effective date of November 12, 2010; and
•            the Company's registration statement on Form F-3 (File No. 333-205301) filed with the SEC with an effective date of August 14, 2015.

of our report dated March 15, 2016, with respect to the consolidated financial statements of the Company for the year ended December 31, 2015 included in this report (Form 6-K).

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 15, 2016